UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

17 February 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release
17 February 2026
BHP HY2026 Results Presentation
Attached are the presentation slides for BHP’s HY2026 Results Presentation by the Chief Executive Officer and Chief Financial Officer.
The presentation slides and a video of this presentation are available at: https://www.bhp.com/financial-results
Authorised for release by Stefanie Wilkinson, Group Company Secretary.
BHP Group Limited ABN 49 004 028 077

BHP

Contacts

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BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street, Melbourne, Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

Stability + Growth = Value
Half year ended 31 December 2025
Escondida

Disclaimer
The information in this presentation is current as at 17 February 2026. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the half year ended 31 December 2025. Forward-looking statements
This presentation contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; reserves and resources estimates; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, ventures, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs, and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments.
Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘desire’, ‘ensure’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathways’, ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’ or similar words. These statements discuss future expectations or performance, or provide other forward-looking information.
Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available as at the date of this presentation.
These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements.
For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.
Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the development and use of new technologies and related risks; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in or impacting the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation or expansion of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty and conflicts; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in section 8.1 of the Operating and Financial Review (OFR) in the BHP Annual Report 2025 and BHP’s filings with the
U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov .
Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.
Emissions and energy consumption data
Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this presentation are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to the BHP GHG Emissions Calculation Methodology 2025, available at bhp.com. Numbers presented may not add up precisely to the totals provided due to rounding.
Presentation of data
Unless expressly stated otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the half year ended 31 December 2025 compared with the half year ended 31 December 2024; references to Underlying EBITDA margin excludes third-party products; data from subsidiaries are shown on a 100% basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium-term refers to a five-year horizon, unless otherwise noted. Throughout this presentation, production volumes and financials for the operations from BHP’s acquisition of OZ Minerals Limited (OZL) during FY23 are for the period of 1 May to 30 June 2023, whilst the acquisition completion date was 2 May 2023. Data in relation to the Daunia and Blackwater mines is shown for the period up to completion on 2 April 2024, unless expressly stated otherwise. Unless expressly stated otherwise, for information and data in this presentation related to BHP’s social value or sustainability position or performance: former OZL operations that form part of BHP’s Copper South Australia asset and the West Musgrave Project are included for FY24 and FY25 but excluded for prior financial years; former OZL Brazil assets are excluded; and all such information and data excludes BHP’s interest in non-operated assets. All footnote content (except in the Annexures) is contained on slide 27 and 28.
Non-IFRS information
We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to ‘Non-IFRS financial information’ in the BHP Financial Report for the half year ended 31 December 2025.
No offer of securities
Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP.
No financial or investment advice – South Africa
BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.
BHP and its subsidiaries
In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 28 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2025 for a list of our significant subsidiaries. Those terms do not include non-operated assets. Our non-operated assets include Antamina, Samarco, Resolution and Vicuña. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) from 1 July 2025 to 31 December 2025 unless otherwise stated. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise.
1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.
Financial results
17 February 2026 2

Stability + Growth = Value
Half year ended 31 December 2025
Mike Henry
Chief Executive Officer
Copper SA

Strong HY26 performance
Operational excellence; strong margins, cash flows and growth; >50% of Group EBITDA from Copper1
FY26 copper production guidance increased; FY27 guidance increased at Escondida
Record first half production and shipments at WAIO
Interim dividend of 73 US cents per share, 60% payout ratio
US$6.3 bn unlocked for value via WAIO and Antamina agreements; pathway to ~US$10 bn2
Lower risk organic copper projects; targeting ~2.5 Mtpa CuEq by FY35 from copper assets3
Jansen Stage 1: 75% complete; total investment US$8.4 bn; 1st production mid-CY274
[GRAPHIC APPEARS HERE]Note: WAIO – Western Australian Iron Ore; CuEq – copper equivalent.
Financial results 17 February 2026
4

Progress in health and safety performance
Strong safety and risk management practices enhanced by technology
Continuous improvement in key safety metrics
Reduction in High-potential injury frequency
5% vs FY25
20% vs H2 FY25
Using technology, increase in hazards identified
15% vs H1 FY25
High-potential injury frequency (HPIF)5
(Frequency)
0.30
0.25
0.20
0.15
0.10
0.05
[GRAPHIC APPEARS HERE]
0.00
H1 H2 FY20
H1 H2 FY21
H1 H2 FY22
H1 H2 FY23
[GRAPHIC APPEARS HERE]H1 H2 FY24
H1 H2 FY25
H1 FY26
HPI frequency  Fatality

An attractive investment case

Stability + growth = increased shareholder value

Operational excellence	Best in class track record in meeting guidance[6] Copper EBITDA contribution more than doubled since FY23 to 51%	**>50%** Average EBITDA margins past 25 years[7]
Disciplined capital allocation	Strong balance sheet adds resilience through the cycle Middle of net debt target range and ~0.5x Net Debt / LTM EBITDA	**~US$10 bn** Capital to be unlocked[2]
Growth	~30% increase in copper production over the last 4 years[8] Strong cash generation derisks project funding through the cycle	**3 – 4%** Attributable CuEq CAGR to 2035[9]
Shareholder returns	~70% of market cap distributed as returns[10] 50% minimum dividend policy, with additional returns every year since CAF established	**>US$110 bn** Shareholder returns over past 10 years[10]

Note: LTM – Last twelve months; CAGR – Compound Annual Growth Rate; CAF – Capital Allocation Framework.

Financial results
17 February 2026
6
BHP

Operational excellence delivered across our portfolio
Increased production guidance relative to competitors in copper and a track record of generating real cost declines at WAIO
Increasing copper production guidance as competitors cut theirs …
(Mt, change in copper production guidance over last 12 months11)
Cumulative BHP increase to 2027
… and continuing to generate best in class real cost declines at WAIO
(US$/t, unit cost12)
25
0.1
(0.3)
(0.7)
~0.2 Mt
Competitor 1
Competitor 2/3 Competitor 4/5/6
Competitor 7
20
Competitor 8
Competitor 9
15
(1.1)
(1.5)
Cumulative competitor
decrease to 2027
~1.5 Mt
2025 2026 2027
10
BHP C1
(Competitor 1, C1 basis)
Competitor 1
(C1 reported)
Competitor 2
(FOB reported)
FY22  Last reported Inflation applied to FY22 unit cost
Source: BHP analysis, publicly available reports.

Capitalising on higher copper prices and delivering growth

BHP has the highest copper price leverage of its diversified competitors, combined with sector leading growth[13]

Highest EBITDA leverage to current copper prices[13] …
(% change from US$1/lb increase in copper price) (x, Net debt/EBITDA)



25.0
20.0
15.0
10.0
5.0
0.0
1.25
1.00
0.75
0.50
0.25
0.00
Diversified competitor 1
Diversified competitor 2
Diversified competitor 3
BHP
EPS
EBITDA
Net debt to EBITDA

Source: BHP analysis, Barclays broker reports, publicly available reports.

… coupled with the highest growth rate amongst our competitors[13]
(CAGR FY27 – 35)

	FY27-30	FY27-35
Total Group production (CuEq[9])	~3%	3 – 4%
Copper segment (CuEq[9])		~5% (FY27-35)

- High returning growth from tier 1 assets
- History of strong operational performance underpins confidence in delivery
- Comparatively lower risk growth than many of our competitors

Financial results
17 February 2026

8

BHP

Strong returns supported by disciplined capital allocation
A decade of disciplined capital allocation… …has delivered returns >US$110 bn (~70% of market capitalisation10)
Announced shareholder returns
(US$ bn)
40
30

20

10

0

FY17 FY18 FY19FY20FY21FY22FY23FY24FY25FY26

Financial performance
Half year ended 31 December 2025
Vandita Pant
Chief Financial Officer
Western Australia Iron Ore

Higher earnings and cash flow
Sector leading margins14 deliver consistent shareholder returns
Summary financials15
Underlying EBITDA of US$15.5 bn 25%
– Underlying EBITDA margin of 58% 7pp
– 23.6% ROCE 3pp
Adjusted effective tax rate of 36.6%
– Adjusted effective tax rate including royalties of 43.0%
Underlying attributable profit of US$6.2 bn 22%
Net operating cash flow of US$9.4 bn 13%
US$5.3 bn of capital and exploration expenditure
Dividends determined of US$3.7 bn (dividend payout ratio of 60%)
Net debt of US$14.7 bn (Net debt / LTM EBITDA of 0.5x)
Exceptional items of US$0.6 bn (after tax)
Income statement16
(US$ bn, Underlying)
30
25
20
15
10
5
0

Portfolio strength and operational excellence
Operational performance and strong prices resulted in record copper EBITDA and contribution to group earnings
Earnings variance and drivers
(US$ bn)
20
15
10
5
0

Continued track record of operational delivery

Iron Ore

Production:	134 Mt ⬆ 2%
EBITDA margin:	62%

Copper

Production:	984 kt 1,163 kt CuEq[17] ⬆ 2%
EBITDA margin:	66%

By-products

Gold: 262 koz | Silver: 8.7 Moz | Uranium: 1.7 kt | Zinc: 63.0 kt

Steelmaking coal[18]

BMA production:	9.2 Mt ⬆ 2%
BMA EBITDA margin:	15%

Energy coal[18]

NSWEC production:	8.1 Mt ⬆ 10%

Leveraging the BHP Operating System (BOS) continues to enable operational outperformance

- ✓ Copper contributed 51% of H1 FY26 Group EBITDA, with EBITDA margins of >60% in Copper and Iron Ore
- ✓ Increased FY26 copper production guidance, while several competitors decreased theirs
- ✓ Increased FY26 production guidance at Escondida and Antamina, with Copper SA and Spence on track to deliver FY26 production guidance
- ✓ WAIO: record first half production and shipments
- ✓ H1 FY26 unit costs ⬇~4.5%[19] lower across our major assets; with Escondida ⬇16% and Copper SA ⬇53%

Note: WAIO – Western Australia Iron Ore; Copper SA – Copper South Australia; BMA – BHP Mitsubishi Alliance; NSWEC – New South Wales Energy Coal. Arrow indicates movement relative to H1 FY25.

Financial results
17 February 2026
13
BHP

Diversification delivers growth and resilient cash flow
BHP’s diversification supports positive free cash flow generation through the cycle, allowing us to fund our growth and pay a return
Five-year cumulative free cash flow20,21
(US$ bn, attributable basis, FY26-30 inclusive)
~$60 bn
120
90
60
30
0
(30)
(60)
Spot (maintained 5 years) Consensus (maintained 5 years) 3-year low (maintained 5 years)
Iron ore NOCF
Copper & potash NOCF
Copper & potash capex
Iron ore capex
NOJVs investing CF
Coal, Group and Unallocated items NOCF
Copper $6.00/lb $4.80/lb $3.50/lb
Iron ore $108/t $90/t$80/t
Potash $350/t $340/t$280/t
Note: NOCF – Net Operating Cash Flow. CF – Cash Flow. Copper price sensitivity also includes Gold, Silver and Uranium by-products price sensitivity. All other commodity prices are at FY26 – 29 and long-term UBS average consensus at December 2025 across all scenarios.

A disciplined and targeted approach to capital allocation

Maximising value through our well-established framework, delivering strong shareholder returns and growth

Portfolio

Operating productivity | Capital productivity

Net operating cash flow

Maintenance and decarbonisation capital

Strong balance sheet

Minimum 50% payout ratio dividend

Excess cash

Balance sheet | **Additional dividends** | **Buy-backs** | **Organic development** | **Acquisitions/ (Divestments)**

Potential to unlock up to ~US$10 bn in undervalued capital[2]; US$6.3 bn achieved already

- Infrastructure linked transactions
- Substantial by-products
- Non-core assets
- Future growth investments

Proceeds to be assessed under the capital allocation framework (CAF)

US$2 bn WAIO infrastructure agreement[2]

- Retain full operational control and ownership of power assets
- Tariff linked to BHP's share of WAIO inland power consumption over a 25-year period

~US$4.3 bn Antamina silver stream[22]

- Unlocks value from elevated prices in a non-core commodity for BHP
- Realised proceeds approach consensus NAV[23] of BHP's entire Antamina stake
- Not expected to increase reported debt levels

Financial results
17 February 2026

15

Business update
Half year ended 31 December 2025
Mike Henry
Chief Executive Officer
Copper SA

Tier 1 assets: large, low-cost, long-life and expandable
World’s largest copper producer24
66%
EBITDA margin in H1 FY26
51%
of Group EBITDA
World’s highest margin
major iron ore business25
62%
EBITDA margin in H1 FY26
290 Mtpa
+US$10/t higher FCF generation than closest Pilbara competitor
Developing Canada’s largest
potash project4
8.5 Mtpa
~10% of global supply
~US$1 bn pa EBITDA
Per stage at EBITDA margins >60%
[GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE]Copper Potash Iron oreSteelmaking coal
World’s leading
steelmaking coal business26
>90% PHCC
BMA is one of the world’s largest producers of Premium Hard Coking Coal27

WAIO: Delivering <US$17.50/t unit costs
Infrastructure upgrades and BHP Operating System (BOS) drive lower unit costs
Supply chain excellence delivers higher cash flow
US$10/t higher free cashflow than next closest Pilbara competitor
Delivered US$10-15 bn more free cash flow than competitors since FY2028
Expanding cost leadership vs peers and consensus
(FOB unit costs, nominal US$/wmt)29
Executing plans to lower unit costs to US$17.50/t
6th Car Dumper (end of FY28): Optimises maintenance windows, enhances blending and screening at port
Rail network: uplift rail capacity via reduction in cycle times
Moving from 80% to >95% autonomous haulage
Productivity improvements across mines and commercial sourcing via BOS
Enhanced mine planning and permitting
HY26 Supply chain optimisation
Mine site productivity
Medium term unit cost guidance
Consensus medium term unit costs
Pilbara competitor (medium term guidance)

Jansen: Tier 1 operation – 18 months from first production

A high-quality asset in an attractive commodity, project cost estimate has increased to US$8.4 bn

Potash is an attractive commodity

- 70% demand growth expected by 2050
- Offers commodity and geographic diversification

Demand stands to benefit from global megatrends
(MOP demand, Mt)



~1.7x
160
120
80
40
0
2021
Population growth
Living standards
Application
Recycled[30] potash
Others[30]
2050

Source: BHP; CRU; Fertecon; Argus.

Jansen is a tier 1 asset[4]

- Jansen is expected to be **first quartile cost** operation once ramped up
- Stage 1 **EBITDA of ~$1 bn pa** at **>60% margin**

Potash cost curve in 2035[31]
(US$/t FOB Vancouver Real Jan 2026)



Jansen
0
25%
50%
75%
100%

Source : BHP analysis 2025; CRU. Jansen relates to stages 1 and 2

Jansen project update

- Jansen Stage 1 (JS1) project cost increased to **US$8.4 bn** from **US$5.7 bn** at sanction
- Actions taken are showing positive results
- **JS1: 75% complete, first production mid-CY27** with a 2-year ramp up
- **Operations** are on track to deliver a safe and efficient production ramp-up
- **Jansen Stage 2: 14%** complete, first production FY31
  - expenditure under review, update in Q4 FY26

Financial results
17 February 2026
19
BHP

Copper assets: Growing attributable CuEq to ~2.5 Mtpa3
Attractive, low-risk pathway to deliver a ~40% increase in attributable copper production to ~2 Mtpa by mid 2030s
Attributable copper equivalent production32
(Mt)
3.0
2.5
2.0
1.5
1.0
0.5
Additional growth options
Resolution*
Antamina Life Extension Gold, uranium, silver upside
0.0
FY26 Escondida New Concentrator 33
Vicuña Stages I + II 34
Copper SA Phase 1
(~500 ktpa Cu) 35
Others net of grade decline36
Mid 2030s Copper SA Phase 2
(~650 ktpa Cu) 37
Vicuña Stage III 37
Note: FY26 attributable copper production based on FY26 guidance. CuEq production based on internal analysis using UBS long-term consensus prices as of December 2025: copper $4.37/lb, gold $2,824/oz, silver $34/oz, zinc $1.21/lb, uranium $73/lb. Some project estimates include a proportion of Inferred Resources. *Pending further drilling required for resource definition.

Escondida: Continuing to outperform
Strong operational performance and capital efficient improvement initiatives have driven increased production guidance
Operational excellence delivering short-term and medium-term improvements
FY26 (+50 kt) and FY27 (+100 kt) guidance increased
– Record throughput, +13% higher vs H2 FY23
– Improved recoveries, utilising technology and reagents
Medium term guidance38 remains at 900 – 1,000 kt
New concentrator on track to deliver longer term growth
New concentrator project to add 220 – 260 ktpa39 copper
from FY32
ENC DIA permit application for new concentrator on track for H2 FY26 submission, FID targeted for CY27 – CY28
Escondida production guidance upgraded38
(Cu kt)
1,400
1,200
1,000
800
600
FY23 FY24 FY25FY26FY27FY28FY29FY30FY31FY32-40
Actual production  Production baseline
Prior guidance mid-point  2024 site tour
Guidance range
New Concentrator

Vicuña: Developing a potential top 5 copper / gold district

A staged approach to developing the largest copper project at 47 Mt[41] contained Cu resource

Stage I FID ready to unlock the Vicuña district

- RIGI application submitted in December 2025, potential to secure 40 years of fiscal certainty
- Significant resource upside: 9 Mt Cu added to Filo last 9 months, equivalent to 1.5x "Josemaria"
- Potential Stage I sanction as early as end of 2026
- 2026 budget for Vicuna ~US$0.8 bn, with capital investment US$7 – 8 bn[42] for Stage I from sanction
- Stage I first production expected in CY30, at average ~300 ktpa CuEq[43] with first quartile all-in-sustaining cost[44]. Stages II and III producing in early and mid-2030s, respectively.

>70 year mine life
~15% IRR[45]

Top 5 copper & gold producer[46]

Competitive capital intensity: $20 – 30 k/t[45]

Stage I	Stages II-III will be optimised for expansion	
~US$7 – 8 bn[42] capex	Embedded infrastructure optionality	
✓ **Mill (~175 ktpd throughput)** →	❑ **Filo oxides leaching**	❑ **Conveyor (~12 km) + roaster** to unlock Filo sulphides
✓ Initial mill feed from Josemaria →	❑ Filo sulphides pre-strip	❑ **Mill expansion** / desalination plant / concentrate slurry line
✓ Truck / shovel mining fleet →		
✓ Roads, power, water →		
✓ Tailings storage facility →		



Production
(ktpa CuEq)
~ 300
~ 335
~ 400
~ 450
~ 800
~ 1,300
Stage I
Quellaveco[47]
Kamoa Kakula[47]
Stages I+II
Stages I, II+III
Escondida[47]
Cu production[43]
Gold and silver by-product[43]

Notes:
Vicuña is a non-operated joint venture. All Vicuña numbers presented on a 100% basis.
Copper equivalent production includes estimated production rates and contribution from by-products, as well as potential impacts from our exploration program. Copper equivalency calculated using Vicuña metal prices of US$4.60/lb Cu, US$3,300/oz Au and US$40/oz Ag, using the formula: [(Cu (t) produced*$10,141+Au (oz) produced*$3,300+Ag (oz) produced*40) / $10,141/t Cu]. Stage I ~300ktpa CuEq includes ~200ktpa of copper, ~375kozpa of gold and ~1.5Mozpa of silver. Based on first 5 full years of production, prior to Stage III expansion. Incremental additional production from Stage II based on first 10 full years, averaging ~50ktpa of copper, ~125kozpa of gold and ~22Mozpa of silver. Stage I+II+III: ~800ktpa CuEq includes ~500ktpa of copper, ~800kozpa of gold and ~20Mozpa of silver. On a 100% basis, first 25 years of commercial production beginning in the first full year of operations average ~400kt copper, ~700koz gold, ~20Moz silver.

Financial results
17 February 2026
22
BHP

Copper SA: Pathway to a copper, gold and uranium giant
Resource and track record of operational excellence provides basis for growth towards almost 1 Mtpa CuEq production52
100%-owned, Tier 1 polymetallic resource
– Top 15 copper producing asset in CY2548
– ~400 koz gold production (annualised); top 5 ASX producer48
– ~5% of global annual uranium production48
Operating consistency since FY22
– Average Olympic Dam copper production of ~215 ktpa
– Unit costs materially improved – highly leveraged to by-product prices
Highly attractive growth pathway at competitive capital intensities
Unit cost49
(US$/lb)
3.00
2.25
1.50
0.75
CuEq production50
(kt)
1,000
750
500
250
0.00 0
FY22 FY23 FY24FY25FY26FY35FY40
Copper  By-product (CuEq) Unit costs

Why BHP?

Our investment case

- Operational excellence
- Disciplined capital allocation
- Growth
- Shareholder returns

Tier 1 assets, in attractive commodities positively leveraged to global megatrends

Sector-leading margins[14] and attractive returns from growth

>50%	>20%	>US$110 bn	3 – 4%
Average EBITDA margin over past 25 years[7]	ROCE over the past 5 years	Shareholder returns over the past 10 years[10]	CuEq Production CAGR to 2035[9]

World's highest margin major iron ore business[25]

62%
EBITDA margin in H1 FY26

290 Mtpa
+US$10/t higher FCF generation than closest Pilbara competitor

World's largest copper producer & resource[24]

51%
of Group EBITDA[1]

66%
EBITDA margin in H1 FY26

Developing Canada's largest potash project[4]

8.5 Mtpa
~10% of global supply

~US$1 bn pa
EBITDA per stage
Average EBITDA margins >60%

Financial results
17 February 2026
24
BHP

BHP

Appendix

Footnotes

1. Slide 4: Copper contributed 51% of the Group's underlying EBITDA for the first time since the Copper division began reporting independently in FY13.
2. Slide 4 / Slide 6 / Slide 15: BHP has entered into a binding agreement with Global Infrastructure Partners (GIP), in relation to BHP's share of Western Australia Iron Ore's (WAIO) inland power network. Completion is expected towards the end of FY2026, subject to certain regulatory approvals including Foreign Investment Review Board approval. The potential to unlock up to ~US$10 bn in undervalued capital through infrastructure linked transactions, substantial by-products, non-core assets and future growth investments represents our current aspiration and is not intended to be a projection or forecast.
3. Slide 4 and 20: The pathways across copper represents our current aspirations, and is not intended to be a projection, forecast or production target. Includes potential increases in production rates, as well as potential production from non-operated joint ventures and exploration programs. The pathway is subject to the completion of technical studies to support Mineral Resource and Ore Reserves estimates, capital allocation, regulatory approvals, market capacity, and, in certain cases, the development of exploration assets, in which factors are uncertain.
4. Slide 4 and 17: First production from Jansen Stage 1 is expected to be delivered in mid-CY27. Jansen Stage 2 production is expected in FY31. Jansen Stage 1 and Stage 2 is forecast to be first quartile once it reaches full production (8.5 Mtpa), and contribute US$1 bn EBITDA pa per stage at long-term consensus price of US$431/t, real 1 Jan 2026 using an average of CRU and Argus long-term prices.
5. Slide 5: High-potential injuries are recordable injuries and first aid cases where there was the potential for a fatality. HPIF is combined employee and contractor frequency per 1 million hours worked. HY25 data for HPIF restated due to ongoing verification activities resulting in the reclassification of 1 HPI after the HY25 reporting period. This definition is independent of the Queensland Coal definition of "high potential incident" which is defined in the Queensland Coal Health and Safety legislation.
6. Slide 6: Best track record in meeting guidance compared to diversified miners over a 10-year period. Source: BHP analysis and broker reports.
7. Slide 6 / Slide 24: BHP underlying EBITDA margin (excluding third party products). On a total operations basis. 25-year average includes all half-year reporting periods from HY02 to HY26 (inclusive). Underlying EBITDA margin is non-IFRS information. There may be differences in the manner that third parties calculate or report this information compared to BHP, which means third party data may not be comparable to our data. For further information refer to 'Non IFRS financial information' in the BHP Financial Report for the half year ended 31 December 2025.
8. Slide 6: CY2025 copper production compared to CY2021. Includes both organic and inorganic growth.
9. Slide 6 / Slide 8 / Slide 24: Compound annual growth rate FY27 to FY35 based on attributable copper equivalent production, excluding NSWEC, Carajás and WA Nickel, fixed at long term UBS consensus prices as of December 2025: copper US$4.37/lb, gold US$2,824/oz, iron ore US$84/t, steelmaking coal US$199/t, potash US$352/t. Copper CAGR includes both copper and by-products from the copper assets.
10. Slide 6 / Slide 9 / Slide 26: Based on announced shareholder returns paid from FY17 – FY26 inclusive of the H1 FY26 dividend announced. Market capitalisation of US$154.1 bn on 31 December 2025.
11. Slide 7: Production downgrades and upgrades announced in the last 12 months for calendar years 2025-2027 as of 5 February 2026. Key competitors include six of the seven largest Cu producers: namely Codelco, Freeport-McMoRan, Glencore, Southern Copper, Rio Tinto and Anglo American; as well as Teck, First Quantum Minerals and Ivanhoe Mines. Cumulative competitor decrease includes the impact of all increases and decreases to guidance.
12. Slide 7: BHP internal analysis based on WAIO reported C1 unit costs adjusted for reported inventory movements, compared to publicly available unit costs last reported by major competitors (including Fortescue and Rio Tinto). US CPI inflation between FY22 and 31 December 2025 applied to BHP and Fortescue FY22 unit cost. Rio Tinto reports on a calendar year basis, and last reported unit costs at H1 CY25. As a result US CPI inflation between FY22 and 30 June 2025 applied to Rio Tinto FY22 unit cost.
13. Slide 8: EBITDA and EPS leverage to copper prices based on a +US$1/lb change to copper price sensitivity. All other commodity prices held constant. Sensitivity applied to CY26 for competitors and FY26 for BHP. Sensitivity applied to company and portfolio structure as 30 January 2026. Sector leading growth: BHP analysis based on Visible Alpha consensus FY27 – FY35 CAGR as of 29 January 2026. Competitors include Vale, Rio Tinto, Glencore (excl. Marketing).
14. Slide 11 and 24: BHP underlying EBITDA margin (excluding third party products). Peer data compiled from publicly available information (e.g. company reports). Peers include: Anglo American, Glencore (excl. Marketing), Rio Tinto, Vale.
15. Slide 11: We use various non-IFRS financial information to reflect our underlying financial performance. For further information on the reconciliations of certain non-IFRS financial information measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to non IFRS financial information. Adjusted effective tax rate and Adjusted effective tax rate including royalties: excludes the influence of exchange rate movements and exceptional items (refer to half year *Financial Statements* Note 2 *'Exceptional items'*).
16. Slide 11 and 12: Operating costs net of other income and of profit/(loss) from equity accounted investments, related impairments and expenses. D&A: represents depreciation and amortisation expense and net impairments. Tax: includes foreign exchange movements in tax expense. Price: net of price-linked royalties.
17. Slide 13: By-product CuEq from copper assets does not include molybdenum or lead. Based on HY26 realised prices.
18. Slide 13: Total revenue from energy coal sales, including BMA and NSWEC, was US$784 m (HY25: US$955 m).
19. Slide 13: Calculated on a copper equivalent production weighted average basis, based on FY25 average realised prices for major assets including Escondida, Spence, Copper SA, WAIO and BMA.
20. Slide 14: Post-tax, unlevered free cash flow for BHP Group, after subtracting dividends paid to non controlling interests. Operating Cash Flow includes positive cash contributions from Antamina JV. NOJV's investing CF includes cash flow contributions into Vicuna JV, Resolution JV as well as Samarco obligations classified as investing CF.
21. Slide 14: BHP internal analysis for spot, consensus and 3-year low scenarios based on 6 January 2026 spot prices, average of FY26-29 consensus prices and long-term consensus commodity price forecasts respectively. 3-year low prices based on CY23-25 inclusive. Analysis uses medium-term production guidance disclosed in slide 44.
22. Slide 15: US$4 bn Silver streaming agreement relating to our share of Antamina's future silver production.
23. Slide 15: Antamina NAV – Net asset value obtained from Visible Alpha on 12 February 2026.
24. Slide 17: BHP copper production data calculated on a reported basis for the 2025 calendar year (on a reported basis as reported in BHP's Operational Reviews released in CY25). BHP production calendarised. Competitor reported copper production data compiled from Wood Mackenzie and publicly available information (company reports). Competitors include: Anglo American, Antofagasta, Codelco, Freeport, Glencore, Rio Tinto, Southern Copper, Teck.
25. Slide 17: Represents WAIO EBITDA margin based on iron ore (US$/wmt, FOB) sales linked to index pricing. Lowest cost major iron ore business based on BHP internal analysis based on WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors (including Fortescue and Rio Tinto), adjusted based on publicly available financial information. Mid-point of WAIO (100% basis) FY26 iron ore guidance.
26. Slide 17: BMA production on a 100% basis and PHCC production based on Wood Mackenzie 2025 Q4 dataset.
27. Slide 17: PHCC production based on Wood Mackenzie 2025 Q4 dataset.
28. Slide 18: Source: BHP analysis, publicly available reports. Competitors include Rio Tinto, FMG, Vale.
29. Slide 18: Source: BHP analysis, publicly available reports. Competitor increased from FY23 to FY29 via forecast US CPI inflation as 'medium term unit cost guidance' quoted on in 2023 real terms; competitor unit costs exclude private royalties.
30. Slide 19: Recycled potash from crops and manure. Others include changes in crop mix & physiology, other forms of potash (non-MOP sources) and supply chain losses as well as stock change.

Financial results
17 February 2026
27

Footnotes

31. Slide 19: FOB operating cost including royalties in 2035; X axis production in % terms. Source: BHP internal analysis, macroeconomic assumptions and CRU.
32. Slide 20: FY26 attributable copper production based on FY26 guidance. CuEq production based on internal analysis using UBS long-term consensus prices as of December 2025: copper $4.37/lb, gold $2,824/oz, silver $34/oz, zinc $1.21/lb, uranium $73/lb. Some project estimates include a proportion of Inferred Resources.
33. Slide 20 and 21: Total production out of the facility. Average after ramp-up - FY34 to FY43 ENC specific production. Overall incremental average is 150 - 180 ktpa.
34. Slide 20 and 21: Expected production based on Vicuña Integrated Technical Report 2026. Refer to slide 22.
35. Slide 20 and 23: Copper SA Phase 1 growth to ~500 ktpa and subsequent Phase 2 growth to ~650 ktpa subject to regulatory approvals, market capacity and, in certain cases, the development of exploration assets, which factors are uncertain.
36. Slide 20: Includes grade decline at Escondida, Escondida Lagua Seca Expansion (LSE), Spence chalcopyrite leaching (SCPY), the potential restart at Cerro Colorado and Antamina JV.
37. Slide 20: Represents incremental potential production from Copper SA Phase 2, Resolution JV (subject to ongoing litigation and further studies) and Vicuña JV (based on Vicuña Integrated Technical Report 2026).
38. Slide 21: Indicative payable copper production capacity. Medium-term refers to an average for FY28 – FY31.
39. Slide 21: Based on FY34 to FY43 average production.
40. Slide 21: IRR based on low and high potential capex ranges at $4.50/lb copper consensus price (real 2024) based on the median of long-term forecasts from 2024 BHP Chile Site Tour from Bank of America, Barrenjoey, Citi, Deutsche Bank, Goldman Sachs, JPMorgan and UBS.
41. Slide 22: Vicuña is a non operated JV. Vicuña resource of 47 Mt contained copper, up from 38Mt as reported 30 June 2025. Vicuña estimates are based on the technical report on a 100% basis, attached to this release. That report was prepared in accordance with the Australasian Code for Public Reporting of Technical Assessments and Valuations of Mineral Assets (VALMIN Code, 2015 edition) and has not been prepared in accordance with Subpart 1300 of Regulation S-K (S-K 1300). Accordingly, the information may differ from that reported in information that BHP files with the U.S. Securities and Exchange Commission (SEC). U.S. investors are advised to refer to the mineral resources and minerals reserves presented in our annual report on Form 20-F, filed with the SEC, which presents estimates prepared in accordance with SEC regulations Subpart 1300 of Regulation S-K (S-K 1300). The development of Vicuña, and any estimated production, expenditures and returns, are subject to regulatory approvals, market capacity and the development of exploration assets, which factors are uncertain. The estimates are not intended to be a projection, forecast or target. Largest copper project is based on S&P Capital IQ Reserves & Resources data as of 30 June 2025.
42. Slide 22: Vicuña study did not estimate a range for Stage I capex. BHP applied a range of -5% to +10%.
43. Slide 22: Copper equivalent production includes estimated production rates and contribution from by-products, as well as potential impacts from our exploration program. Copper equivalency calculated using Vicuña metal prices of US$4.60/lb Cu, US$3,300/oz Au and US$40/oz Ag, using the formula: ((Cu (t) produced*$10,141+Au (oz) produced*$3,300+Ag (oz) produced*40) / $10,141/t Cu)). Stage I ~300ktpa CuEq includes ~200ktpa of copper, ~375kozpa of gold and ~1.5Mozpa of silver. Based on first 5 full years of production, prior to Stage III expansion. Incremental additional production from Stage II based on first 10 full years, averaging ~50ktpa of copper, ~125kozpa of gold and ~22Mozpa of silver. Stage I+II+III: ~800ktpa CuEq includes ~500ktpa of copper, ~800kozpa of gold and ~20Mozpa of silver. On a 100% basis, first 25 years of commercial production beginning in the first full year of operations average ~400kt copper, ~700koz gold, ~20Moz silver.
44. Slide 22: Life of mine averages (0.74/lb C1 and 1.38/lb AISC).
45. Slide 22: Real basis, inclusive of Stages I, II and III. Calculations based on the Vicuña technical report price deck: Cu $4.60/lb, gold $3,300/oz, silver $40. Potential life of mine based on Mineral Resources only.
46. Slide 22: Vicuña has the potential to be a top 5 copper & gold producer based on 10 year average once Stage III fully ramped up with ~500ktpa Cu and ~800kozpa Au.
47. Slide 22: Indicative production output based on CY/FY2026 guidance. Escondida comprises FY26 copper guidance and by product volumes based on internal estimates, run at fixed long-term consensus prices: copper US$4.37/lb, gold US$2,824/oz, silver US$33.84/troy oz.
48. Slide 23: Source: Uranium: McKinsey and Company, Minespans Q4 2025. Copper: Cru Asset Platform 2025. Gold: S&P Global January 2026.
49. Slide 23: Copper SA unit costs shown as reported by BHP. This is a different basis to 1st quartile opex costs, which represent C1 costs per WoodMac Dec-25.
50. Slide 23: FY22 onwards calculated using UBS long term consensus prices as of December 2025: copper $4.37/lb, gold $2,824/oz, silver $34/oz, uranium $73/lb.
51. Slide 23: The pathway to increase potential production at Copper South Australia is subject to regulatory approvals, market capacity and, in certain cases, the development of exploration assets, which factors are uncertain. The pathways across copper represents our current aspirations, and is not intended to be a projection, forecast or production target. Copper equivalent production includes potential increases in production rates and contribution from by-products, as well as potential impacts from our exploration program.

Financial results
17 February 2026
28
BHP

Positively leveraged to global megatrends
Multi-generational assets in commodities critical to global megatrends
Global megatrends Traditional demand

Copper the largest contributor to EBITDA for the first time
Operational records and strong prices result in record half-year copper EBITDA
Population
growth
Increased living standards
Urbanisation
Data centres and AI
Iron ore
Steelmaking coal
[GRAPHIC APPEARS HERE]
Copper
EBITDA by commodity1
(%) 100
75
50
25
Decarbonisation and the Energy transition
Potash
0
FY16 FY17 FY18FY19FY20FY21FY22FY23FY24FY25HY26
Iron ore  Coal Copper Nickel Petroleum
1. Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items for FY24 onwards.

Best suite of organic copper projects

A portfolio of low capital intensity, high returning organic copper growth projects which can be sequenced and optimised

	Estimated capital expenditure (US$ bn[1])	Estimated capital intensity (US$k/t CuEq[1])	Potential FID (Final Investment Decision)	Potential first production (year)	Potential production profile (ktpa Cu)[2]
Projects					
Escondida New Concentrator *Construction of new concentrator to replace Los Colorados*	US$4.4 – 5.9	US$15 – 21	CY27 – 28	CY31 – 32	220 – 260 *235 – 280 CuEq*
Vicuña (100%) – Stage I *Construction of district mill*	US$7 – 8[3]	US$20 – 30	~CY26	CY30	~200 *~300 CuEq*
Spence chalcopyrite leaching (SCPY & ripios dump) *Sulphide leaching technology to extend cathode production life*	US$0.6 – 0.9	US$10 – 16	CY26	CY28	40 – 60 *40 – 60 CuEq*
Copper SA Phase 1 Growth *Smelter and Refinery Expansion[4]*	US$3.1 – 4.0	*Not applicable*	CY27	CY32	380 - 500 Cu *590 – 750 CuEq*
Copper SA Phase 1 Growth *Mines and Concentrators (Carrapateena and Olympic Dam)[5]*	US$5.4 – 6.9	US$16 – 21	CY27 | CY29	CY29	~220 Cu *~330 CuEq*
Cerro Colorado restart *Application of leaching technology to restart operations*	US$2.3 – 3.2	US$23 – 32	CY28 – 31	CY31 – 34	85 – 100 *85 – 100 CuEq*
Vicuña (100%) – All Stages *Stages I, II and III*	~US$18	US$20 – 30	CY27-2030s	CY30-mid 2030s	~500 *~800 CuEq*
Copper SA Phase 2 Growth *Mines and Concentrators (i.e. Oak Dam, OD Deeps)*	US$4.5 – 5.8	US$20 – 26	CY32	CY38	~190 Cu *~230 CuEq*

1. All estimated capital expenditures and capital intensities are quoted on a real basis (1 Jan 2026), except for Escondida, Spence and Cerro Colorado estimated capital expenditures which are quoted on a nominal basis to align with the BHP Chile Site Visit in November 2024. Capital expenditure excludes commercial commitment investments (for example leases and outsourced infrastructure).
2. Production outputs based on 10-year average for all projects except for Vicuña (100%) – Stage I, which uses production outputs based on a 5-year average due to Stage 1 production post 5 years not reported separately from Stage 3 production in Vicuña study. Potential CuEq production profiles are calculated using UBS long-term consensus prices as of December 2025: copper $4.37/lb, gold $2,824/oz, silver $34/oz, zinc $1.21/lb, uranium $73/lb, except for Vicuña JV, which is calculated based on the Vicuña metal prices of copper $4.60/lb, gold $3,300/oz and silver $40/oz and Escondida which is calculated consistently with the BHP Chile Site Visit in November 2024 at $4.50/lb copper consensus price (real 2024) based on the median of long term forecasts from Bank of America, Barrenjoey, Citi, Deutsche Bank, Goldman Sachs, JPMorgan and UBS.
3. Vicuña did not estimate a range for Stage 1 capex. BHP applied a range of -5% to +10%.
4. Smelter sizing subject to Final Investment Decision, with remaining concentrate sold to market. Copper SA Phase 1 Growth potential production figures disclosed are non-cumulative.
5. FID for Carrapateena in CY27 and Olympic Dam in CY29. First production at Carrapateena. Carrapateena metrics representative of 12Mtpa Block cave.

Financial results
17 February 2026
31
BHP

Significant copper asset by-product contribution
Copper asset growth could deliver a ~60% increase in by-product production on a copper equivalent basis by the mid 2030s
Attributable by-product CuEq production at copper assets by commodity1
(kt)
600
500
400
300
200
100
Attributable by-product CuEq production from each copper asset1
(kt)
600
500
400
300
200
100
Potential to add up to ~200 ktpa of additional CuEq by-product production by mid 2030s
By-products represent 15 – 20% of
total copper asset CuEq production
Copper SA and Vicuña resources have significant by-product exposure, particularly to gold
0
FY26 FY35
Gold Silver Uranium Zinc Molybdenum
0
FY26 FY35
Escondida  Pampa Norte Copper SA
Antamina JV  Vicuña JV
Attributable CuEq production based on internal estimates includes by-products from Escondida (57.5%), Pampa Norte, Copper SA, Antamina JV (33.75%) and Vicuña JV (50%). Analysis run at fixed long-term UBS consensus prices: copper US$4.37/lb, gold US$2,824/oz, silver US$33.84/troy oz, molybdenum US$16.26/lb, zinc US$1.21/lb, uranium US$73.03/lb.

Copper pure play FCF break-even prices
Our break-even copper price is ~US$1.40/lb vs copper pure plays’ at ~US$4.00/lb
FCF break-even copper price1
(US$/lb)
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Cu producer #1 Cu producer #2 Cu producer #3AverageCu producer #4Cu producer #5Cu producer #6BHP
Source: Scotiabank, company reports, copper producers include ANTO, FM, CS, FCX, LUN, HBM.
Average of CY/FY 2026 and 2027.
FCF break-even copper price at consensus iron ore US$90/t and potash US$340/t.

Confidence in project execution and commissioning
Jansen is an outlier in our otherwise strong track record
BHP project delivery vs industry (2010 – 2025)1,2
(Average variance %, execution capex vs. sanction estimate)
+100%
Over last 15 years:
+75%
+50%
+25%
Jansen 1
BHP has completed ~US$35 bn of significant projects within a portfolio average of ~3% vs sanction estimate3
[GRAPHIC APPEARS HERE]
Mining industry average ~37%2
0%
BHP including
Jansen Stage 1
BHP excluding
Jansen Stage 1
Mining industry
BHP projects include projects >US$100m completed and delivered within 2013–2025 (mid-execution 2012–2024) period, normalised to 2025 basis (escalation factor: WoodMac; BHP). Jansen Stage 2 (mid-execution post 2025) is excluded.
Mining industry 2016–2027 (mid-execution 2015–2024) execution capital sourced from Capital IQ, company annual reports and press releases, and BHP analysis.
BHP projects include projects >US$100m completed and delivered within 2013–2025 period, normalised to 2025 basis (escalation factor: WoodMac; BHP). Jansen Stage 1 and Stage 2 (mid-execution post 2025) are excluded.

Valuing the world's largest copper producer

Potential for significant value creation as BHP continues to grow our copper business and increase our copper exposure

- In last 3 years:
  - Multiples of copper pure play companies have increased from ~6.5x to ~9.5x[2]
  - BHP's copper % of EBITDA has increased by ~30% points to >50%[3]
- EV/EBITDA multiple of copper producers increases as copper's contribution to group consolidated EBITDA increases

Market valuation of copper producing mining companies
(Valuation multiple, EV / CY26 EBITDA[1])


12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
Copper pure play 2
Copper pure play 3
Copper pure play / diversified 1
Copper pure play 4
Copper pure play 5
Diversified miner 3
Diversified miner 2
BHP
Diversified miner 1
0%
25%
50%
75%
100%
LTM EBITDA
(% copper)

1. Excludes business areas with negative LTM EBITDA, data is as per latest available in company reports to 30 June 2025. Diversified miners include Rio Tinto, Glencore, Vale and proforma Anglo Teck. Indicative copper contribution to EBITDA shown at ~100% for copper-specific players (First Quantum, Lundin, Antofagasta, Freeport) as company / analysts do not provide divisional EBITDA given immateriality of contribution from non copper producing assets.
   Source: FactSet, broker reports, company disclosures (9 Jan 2026). Trendline excludes BHP and Vale.
2. EV/CY2023 EBITDA vs EV/CY2026 EBITDA for copper-specific players FQM, Lundin, Antofagasta, Freeport.
3. HY23 vs HY26 BHP Copper segment contribution to Group EBITDA.

Financial results
17 February 2026
35
BHP

Return on Capital Employed
ROCE of 23.6% for HY26
ROCE
(%)
55
50
45
40
35
ROCE by asset
(%)
60
50
40
30
30
25
20
20
15
10 10
5
0
FY20 FY21 FY22FY23FY24FY25FY26
Half year results (total)  Full year results (total)
0
0 10 2030405060
Average capital employed
(US$ bn)
Note: ROCE represents profit after tax excluding exceptional items and net finance costs (after tax), which are annualised for half year results, divided by average capital employed. Average capital employed is net assets less net debt for the last two reporting periods.
Antamina: average capital employed represents BHP’s equity interest.
Note: NSWEC has not been shown as ROCE is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments. Jansen has not been shown as it is under development. Western Australia Nickel ROCE has not been shown following the Group’s decision to temporarily suspend operations

Sequencing capital spend (excluding NOJVs)
Medium-term group capex guidance of US$10bn per annum; ~40% of which is growth capex
Group capex by classification
(US$ bn) 12.0
10.0
8.0
6.0
4.0
2.0
Growth capital by commodity
(US$ bn) 5.0
4.0
3.0
2.0
1.0
0.0
FY26 FY27 Medium term
[GRAPHIC APPEARS HERE]Growth projects include:
Exploration Potash Copper Steelmaking
0.0
FY25 FY26 FY27Medium term
[GRAPHIC APPEARS HERE] Deferred stripping  Baseline sustaining
Non-recurring sustaining  Growth and exploration
Note: Medium term refers to FY28 – FY30 average.
[GRAPHIC APPEARS HERE]Baseline sustaining includes ‘maintenance and decarbonisation capital’ for the purposes of the Capital Allocation Framework. In FY26, this is expected to be ~US$1.6 bn (FY25 US$1.8 bn).
Capital and exploration expenditure guidance is subject to movements in exchange rates. SRE – Smelter and Refinery Expansion; WAIO – Western Australia Iron Ore.

Total capex to reflect NOJVs
Capital profile reflects the inclusion of attributable capital investment to grow in future-facing commodities
Capital expenditure1 by commodity
(US$ bn, Cumulative capex FY26 – FY30)
70.0
60.0
50.0

40.0

30.0
20.0
10.0
0.0
Capex (consolidated)
Vicuña JV + Resolution JV
Capex (consolidated
+ NOJVs) 2
NCI 3
Capex (attributable)
Cumulative capital expenditure guidance announced in FY25.
Cumulative capital expenditure consolidated on an accounting basis including NOJVs investing cashflows funded by BHP.
NCI – Non controlling interests include Escondida and WAIO.

Samarco: a decade of reparation

BHP Brasil has been and remains dedicated to supporting reparation and compensation on the ground

US$5.8 bn

incurred by Samarco on reparation, compensation and payment of instalments to Public Authorities since October 2024

~625 k

people have received approximately ~US$6.5bn in compensation and financial aid since the 2015 Fundão dam failure

US$5.3 bn

provision at HY26. Reflects ~US$1 bn spent in HY26 on implementing the Brazil Agreement and an updated assessment of Brazil Agreement obligations and the UK group action

Brazilian Agreement
(100% basis)

Obligation to Pay R$100 bn
(100% basis)

- R$10.9 bn (US$1.9 bn) paid since October 2024
- ~R$7.6 bn (~US$1.4 bn), inclusive of inflation, to be paid in H2 FY26
- ~R$8 bn (~US$1.5 bn) allocated for eligible Traditional and Indigenous communities

Obligations to Perform Estimate R$32 bn
(100% basis)

- R$12.3 bn (US$2.3 bn) incurred in HY26
- ~300k claims under new compensation system have already been paid. No proof of damages required.
- Community resettlement ~99% complete; 385 families have received the keys to their new properties

UK court case

We continue to defend the UK group action

- BHP intends to appeal the English High Court's decision finding BHP liable under Brazilian law
- ~ 40% claimants in the UK group action have already been compensated in Brazil and signed full releases which were upheld by the UK court
- Subject to BHP's appeal, a second stage trial will decide whether losses claimed by the claimants were caused by the dam failure. This trial is currently scheduled for April 2027 to March 2028.

Note: Amounts shown are total disbursements by Samarco on a 100% basis, which includes cash outflows as well as accruals relevant to the period from when the agreement was signed on 25 October 2024 to 31 December 2025.
New compensation system payments reflect payments to 31 December 2025.
Future financial obligations are shown on a real, undiscounted and 100% basis and will accrue inflation at IPCA inflation rate. Payments are made in Brazilian Reais.

Financial results
17 February 2026
39
BHP

Social value highlights
Driving shareholder value through opening up opportunities, increasing resilience and reducing risk
0.40 tonnes of CO2-e per tonne of crude steel for 100 per cent ore-based production (no scrap), as defined by the International Energy Agency (IEA) and implemented in ResponsibleSteel International Standard V2.0 (‘near zero’ performance level 4 threshold). IEA (2022),
Achieving Net Zero Heavy Industry Sectors in G7 Members, IEA, Paris, License: CC BY 4.0.

Safety and social value indicators

We continue to emphasise the safety culture that must be present every day to eliminate fatalities and serious injuries at BHP

Key safety indicators[1]	Target/Goal	HY26	FY25	HY25
Fatalities	Zero work-related fatalities	0	0	0
High-potential injury (HPI) frequency[2]	Year-on-year improvement in HPI frequency	0.08	0.09	0.07
Total recordable injury frequency (TRIF)[2]	Year-on-year improvement in TRIF	4.3	4.5	4.3
Social value: key indicators scorecard[1]	**Target/Goal**	**HY26**	**FY25**	**HY25**
Operational GHG emissions ($MtCO_2$-e)[3]	Reduce operational GHG emissions by at least 30% from FY20 levels by FY30	4.4	8.7	4.4
Value chain GHG emissions (Scope 3): Committed funding in steelmaking partnerships and ventures to date (US$m)	Steelmaking: 2030 goal to support industry to develop steel production technology capable of 30% lower GHG emissions intensity relative to conventional blast furnace steelmaking, with widespread adoption expected post-CY30	✓	171	✓
Value chain GHG emissions: Reduction in GHG emissions intensity of BHP-chartered shipping of our products from CY08 (%)[4]	Maritime transportation: 2030 goal to support 40% GHG emissions intensity reduction of BHP-chartered shipping of BHP products	46.6	44	44
Social investment (US$m BHP equity share)	Voluntary investment focused on the six pillars of our social value framework	61.4	127.8	37.4
Indigenous procurement spend (US$m)	Key metric for part of our 2030 Indigenous partnerships goal, to support the delivery of mutually beneficial outcomes	490	853	452
Female representation[5] (%)	Aspirational goal for gender balanced employee workforce[6] by the end of CY25	41.2	41.3	38.9
Indigenous employee participation[5,7] (%)	Australia: aim to achieve 9.7% by the end of FY27	9.0	9.0	8.6
	Chile: aim to maintain 10.0% by the end of FY26	11.8	10.5	10.0
	Canada: aim to achieve 20.0% by the end of FY26	21.4	17.8	10.4
Area under nature-positive management practices[8] (%)	Create nature-positive[9] outcomes by having at least 30% of the land and water we steward[10] under conservation, restoration or regenerative practices. In doing so we focus on areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities.	1.5	1.5	1.3

1. Data includes former OZL (except former OZL Brazil assets), except where specified otherwise. Data is subject to non financial assurance review.
2. Combined employee and contractor frequency per 1 million hours worked. FY25 H1 data for HPIF restated due to ongoing verification activities resulting in the reclassification of 1 HPI after the FY25 H1 reporting period.
3. Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. Baseline year data and performance data has been adjusted for acquisitions, divestments and methodology changes up to the end of FY25. HY25 data has been restated primarily due to the finalisation of surrender of Renewable Energy Certificates (RECs), as updated within the reporting of our FY25 results. We are transitioning to a residual mix factor (RMF) for market-based reporting of Scope 2 emissions as applicable for our Australian operated assets during FY26, with the baselines year data to be adjusted accordingly, and this will be reflected in the reporting of FY26 results.
4. Baseline year data and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP's portfolio due to the data availability challenges of adjusting by asset or operation for CY08 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel.
5. Based on a 'point in time' snapshot of employees as at the end of the relevant reporting period.
6. We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization.
7. Indigenous employee participation for Australia is at Minerals Australia operations; for Chile is at Minerals Americas operations in Chile; and for Canada is at the Jansen Potash project and operations in Canada.
8. Area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. This metric is measured on an annual basis and an update will be provided in the full year results for FY26. HY25 data restated primarily due to identification of additional former OZL land holdings and areas where we hold sub-surface mineral rights.
9. Nature-positive is defined by the TNFD Glossary version 1.0 as 'A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which in greater than the current state'. We understand it to include land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems.
10. Excluding areas we hold under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30% will be calculated based on the areas of land and water that we steward at the end of FY30.

Financial results
17 February 2026
41
BHP

Balance sheet
Net debt of US$14.7 bn and gearing of 20.9%
Movements in net debt
(US$ bn)
20
Debt maturity profile2
(US$ bn)
10
16
0.6
14.7 8
12 6
8 4
4 2
0
FY25 Free cash
Dividends
Dividends
Other
H1 FY26
0
H2 FY26 FY27 FY28FY29FY30FY31—FY40 Post FY41
% of portfolio
Capital markets 89%
Asset financing 11%
NCIs: dividends paid to non-controlling interests of US$1.0 bn predominantly relate to Escondida.
Debt maturity profile: all debt balances are represented in notional USD inception values and based on financial years; as at 31 December 2025; subsidiary debt is presented in accordance with IFRS 10 and IFRS 11.

Key Underlying EBITDA sensitivities

Approximate impact[1] on HY26 Underlying EBITDA of changes of:	US$ m
US$1/t on iron ore price[2]	117
US$1/t on steelmaking coal price	6
US¢1/lb on copper price[2]	20
US$1/t on energy coal price[2,3]	7
AUD (US¢1/A$) operations[4]	77
CLP (US¢0.10/CLP) operations[4]	13

1. EBITDA sensitivities: assumes total volume exposed to price; determined on the basis of BHP's existing portfolio.
2. EBITDA sensitivities: excludes impact of equity accounted investments.
3. EBITDA sensitivities: includes domestic sales.
4. EBITDA sensitivities: based on average exchange rate for the period applied to exposed revenue and operating costs.

Financial results
17 February 2026
43
BHP

BHP guidance

Copper	FY26e	FY27e	Medium-term	
Copper production (kt)	1,900 – 2,000			(summary of operated assets below, includes Antamina 140 – 150kt in FY26e).
Escondida				
Copper production (kt, 100% basis)	1,200 – 1,275	1,000 – 1,100	900 – 1,000	Medium-term for Escondida refers to an average for a period from FY28 - FY31
Unit cash costs (US$/lb)	1.20 – 1.50		1.50 – 1.80	FY26e guided to bottom end of range. Medium-term for Escondida refers to an average for a period from FY27 – FY31. Excludes freight and government royalties; net of by-product credits; based on an exchange rate of USD/CLP 940.
Spence				
Copper production (kt)	230 – 250		~235	
Unit cash costs (US$/lb)	2.10 – 2.40		2.05 – 2.35	Excludes freight; net of by-product credits; based on an exchange rate of USD/CLP 940.
Copper South Australia				
Copper production (kt)	310 – 340			
Unit cash costs (US$/lb)	1.00 – 1.50			Based on an exchange rate of AUD/USD 0.65. Calculated using the following assumptions for by-products: gold US$2,900/oz, and uranium US$70/lb.
Iron Ore	**FY26e**		**Medium-term**	
Iron ore production (Mt)	258 – 269			WAIO 251 – 262 Mt, Samarco 7.0 – 7.5 Mt (FY26e guided to upper half of range).
Western Australia Iron Ore				
Iron ore production (Mt, 100% basis)	284 – 296		>305	
Unit cash costs (US$/t)	18.25 – 19.75		<17.50	Excludes freight and government royalties, based on an exchange rate of AUD/USD 0.65
Sustaining capital expenditure (US$/t)			~6.5	Medium-term average; +/- 50% in any given year. Excludes costs associated CD6, operational decarbonisation, automation programs.
Coal	**FY26e**		**Medium-term**	
BMA				
Production (Mt, 100% basis)	36 – 40		43 – 45	FY26e guided to lower half of range.
Unit cash costs (US$/t)	116 – 128		<110	FY26e guided to upper half of range. Excludes freight and royalties; based on an exchange rate of AUD/USD 0.65.
NSWEC				
Production (Mt)	14 – 16			FY26e guided to upper half of range.

Note: Medium-term refers to a five-year horizon, unless otherwise noted.

Financial results
17 February 2026
44
BHP

BHP guidance (continued)

Competent Person Statement: Vicuña Mineral Resources
Vicuña Mineral Resources Competent Person Statement
The information in this slide relates to the Vicuña Mineral Resources as at 31 December 2025. The Mineral Resource estimates for the Vicuña Project were prepared by Luke Evans, Sean D. Horan and Paul Daigle.
The Vicuña Mineral Resources are reported on an in-situ basis and in accordance with the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012” (“The JORC Code 2012 Edition”)
as documented in the Technical Assessment Report for the Vicuña Joint Venture.
Mr Evans is a full-time employee of SLR Consulting (Canada). Mr Evans has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Evans consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
Mr Horan is a full-time employee of Resource Modeling Solution Ltd. Mr Horan has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Horan consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
Mr Daigle is a full-time employee of AGP Mining Consultants Inc. Mr Daigle has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Daigle consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
Measured Resources Indicated Resources Inferred ResourcesTotal ResourcesContained Metal
Deposit
Material type
Mt Cu
% Au g/t Ag g/t
Mt Cu
% Au g/t Ag g/t
Mt Cu
% Au g/t Ag g/t
Mt Cu
% Au g/t Ag g/tCuAuAg
kt Moz Moz
Filo del Sol Sulphide ----1,7300.460.3468,7200.340.18310,5000.360.213
Copper Oxide - ---4670.320.2734310.230.2028980.280.242
Gold Oxide - ---301-0.253711-0.1831,010-0.203
Silver Oxide - ---710.360.36120950.080.14351660.200.2371
Josemaria Sulphide 6480.330.2519610.250.1516830.220.1112,2900.260.171
Total Vicuña 648 0.330.2513,5300.340.27610,6000.300.18314,8000.310.20446,600971,780
Mineral Resources are reported on a 100% basis. The Vicuña project is a 50:50 joint venture between Lundin Mining and BHP Canada. BHP Canada’s attributable interest in the Mineral Resource estimate is 50%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 17 February 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary